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June 15, 2015

Katherine Hsu Office Chief Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
Re:	Morgan Stanley Bank of America Merrill Lynch Trust 2013-C12 and Morgan Stanley Bank of America Merrill Lynch Trust 2014-C14 (each, a “Transaction”)
Forms 10-K/A for the Fiscal Year Ended December 31, 2014
Filed: May 20, 2015
File Nos. 333-180779-05 and 333-180779-07

Dear Ms. Hsu:

On behalf of Morgan Stanley Capital I Inc. (the “Registrant”), we thank you for your letter of June 3, 2015 concerning the Morgan Stanley Bank of America Merrill Lynch Trust 2013-C12 Form 10-K/A (the “MSBAM 2013-C12 Form 10-K/A”) and the Morgan Stanley Bank of America Merrill Lynch Trust 2014-C14 Form 10-K/A (the “MSBAM 2014-C14 Form 10-K/A”) for the fiscal year ended December 31, 2014 (the “Reporting Period”).  We have reviewed and discussed your letter with representatives of the Registrant, which has instructed us to submit the responses set forth in this letter on its behalf.  For your convenience, each comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) is repeated in italics below.

Forms 10-K/A of Morgan Stanley Bank of America Merrill Lynch Trust 2013-C12 and Morgan Stanley Bank of America Merrill Lynch Trust 2014-C14

1.
We note your responses to comments 3-6 and comments 9-14 of our comment letter dated May 7, 2015. Please confirm that in future filings of Form 10-Ks, to aid understanding why the assessments of compliance, corresponding auditors’ attestation reports and servicer compliance reports that you have identified in your responses have not been filed with the Form 10-K, you will provide explanation or clarification in the body of the

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Katherine Hsu

Form 10-K. For example, if contingent advances were not paid by the trustee during the reporting period, please provide an explanation in the body of the Form 10-K that the trustee has confirmed to you that no such advances have been paid (for the serviced or non-serviced mortgage loans) during the relevant reporting period.

The Registrant confirms that in future filings of Form 10-Ks, it will provide explanation or clarification in the body of the Form 10-K to aid understanding why assessments of compliance, corresponding auditors’ attestation reports and servicer compliance reports of the applicable transaction parties have not been filed with the related Form 10-K.

2.
We note the discussion in Paragraph A.3 of your response and other responses related to the functions performed by the Trust Advisors for the Westfield Countryside and Burnham Center Mortgage Loans (for the MSBAM 2013-C12 transaction) and the AmericasMart, Stonestown Galleria and Hilton San Francisco Financial District Mortgage Loans (for the MSBAM 2014-C14 transaction) (together, the “Non-Serviced Mortgage Loans”). In particular, we note your response that the Trust Advisors for each of these transactions have no obligation to collect or disburse funds or to administer any of the underlying mortgage loans (and we note from the underlying agreements and offering documents that the Trust Advisors for the transactions will generally have no role or obligation with respect to any Non-Serviced Mortgage Loan), although it is not clear to us whether the Outside Trust Advisors are providing reporting or loss recovery functions for the Non-Serviced Mortgage Loans. We further note that, with respect to each Non-Serviced Mortgage Loan, the Pooling and Servicing Agreements generally indicate that, along with the Outside Certificate Administrators, the Outside Trust Advisors are responsible for the Item 1122(d)(3)(i) criterion (relating to reports to investors) and along with the Outside Special Servicer(s), the Outside Trust Advisors are responsible for the Item 1122(d)(4)(vii) criterion (relating to loss mitigation or recovery actions). It appears, therefore, that you should file each of the Outside Trust Advisor’s assessment of compliance (with related attestation) for the servicing function that each Outside Trust Advisor performs for the Non-Serviced Mortgage Loans for both the MSBAM 2013-C12 transaction and the MSBAM 2014-C14 transaction in an amended Form 10-K. If you do not believe that such assessments and attestations need to be filed, please explain why.

Each of the Westfield Countryside Mortgage Loan and Burnham Center Mortgage Loan (with respect to the MSBAM 2013-C12 transaction) and the AmericasMart Mortgage Loan, Stonestown Galleria Mortgage Loan and Hilton San Francisco Financial District Mortgage Loan (with respect to the MSBAM 2014-C14 transaction) is serviced pursuant to an Outside Pooling and Servicing Agreement (such mortgage loans are referred to herein as the “Outside Serviced Mortgage Loans,” and other capitalized terms used herein are defined by reference to our prior letter of May 20, 2015).  The trust advisor

Katherine Hsu

under each Outside Pooling and Servicing Agreement only represents the interests of senior certificateholders in that transaction and is therefore only responsible for monitoring mortgage loans included in that transaction (i.e., the mortgage loans in which such senior certificateholders have an interest).  For example, the Westfield Countryside Mortgage Loan included in the MSBAM 2013-C12 mortgage pool is serviced pursuant to the MSBAM 2013-C11 transaction; however, Situs Holdings, LLC, as trust advisor under the MSBAM 2013-C11 transaction, only represents the interests of MSBAM 2013-C11 certificateholders and is only obligated to report with respect to the MSBAM 2013-C11 mortgage pool (not the MSBAM 2013-C12 mortgage pool).  As a result, the trust advisors under the Outside Pooling and Servicing Agreements do not participate in the servicing function of the Outside Serviced Mortgage Loans for purposes of Item 1122 of Regulation AB.

Form 10-K/A of Morgan Stanley Bank of America Merrill Lynch Trust 2014-C14

Exhibit 34.20

3.
We note that in the report provided by Midland Loan Services (“Midland”) as Exhibit 33.20, Midland states that it engaged various vendors to perform the activities required by Items 1122(d)(1)(i), 1122(d)(4)(i), 1122(d)(4)(iii), 1122(d)(4)(vi) and 1122(d)(4)(xi). The report provided by PricewaterhouseCoopers LLP as Exhibit 34.20, however, does not appear to contemplate the performance of the vendors engaged as there is no reference to the performance of these servicing criteria by a vendor. Please confirm to us that the examination performed by PricewaterhouseCoopers included testing for compliance with respect to the servicing criteria for which Midland engaged vendors.

The Registrant confirms that the examination performed by PricewaterhouseCoopers LLP included testing for compliance with respect to the servicing criteria for which Midland engaged vendors.

Other

The Registrant hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the MSBAM 2013-C12 Form 10-K/A Filing and the MSBAM 2014-C14 Form 10-K/A Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with

Katherine Hsu

respect to the MSBAM 2013-C12 Form 10-K/A Filing or the MSBAM 2014-C14 Form 10-K/A Filing, as applicable; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (212) 839-5548 or kblauch@sidley.com with any questions or comments.  Thank you for your time and attention with respect to this matter.

Sincerely,

/s/ Kevin C. Blauch

Kevin C. Blauch

cc:	Kevin Ng, Morgan Stanley Tejal Wadhwani, Morgan Stanley Jane Lam, Morgan Stanley